

September 13, 2011

Via E-mail
James F. Mongiardo
Chief Executive Officer and
Chief Financial Officer
RegenoCell Therapeutics, Inc.
2 Briar Lane
Natick, MA 01760

      Re: RegenoCell Therapeutics, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed May 16, 2011
             File No. 000-50639

Dear Mr. Mongiardo:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

      Please respond to this letter within ten business days by providing us the requested information, amending your filing or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 46

1. Please amend your filing to clarify the basis for management concluding that your disclosure controls and procedures were effective in light of the conclusion that internal control over financial reporting was not effective.

Management's Report on Internal Control Over Financial Reporting, page 47

2. Please amend your filing to clarify the reasons that led you to conclude that internal control over financial reporting was not effective. Disclose any material weaknesses identified by management in the Company's internal control over financial reporting. Explain the potential impact of having ineffective internal control over financial reporting and the steps the company has taken to address any material weaknesses.

James F. Mongiardo
RegenoCell Therapeutics, Inc.
September 13, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant